SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                    --------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             DATATEC SYSTEMS, INC.
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             (Exact Name of Registrant as Specified in its Charter)


           Delaware                                   94-291 4253
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(State of Incorporation or Organization)             (I.R.S. Employer
                                                  Identification Number)


       23 Madison Road
       Fairfield, New Jersey                             07004
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   (Address of Principal Executive Offices)            (Zip Code)

        If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / /


        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. /X/


Securities Act registration statement file number to which this form relates:
__________________________

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:


                 Common Stock, $.001 par value per share(1)(2)
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                                (Title of Class)


                     Preference Share Purchase Rights(1)(2)
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                                (Title of Class)

(1)      Previously registered under Section 12(b) of the Act
(2)      Previously listed on the Boston Stock Exchange

Item 1.  Description of Securities to be Registered.

Description of Common Stock

         The Company is authorized to issue 75,000,000 shares of common stock, $.001 par value per share (the "Common Stock"). Subject to preferences that may be applicable to any preferred stock, $.001 par value per share (the "Preferred Stock") outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may, from time to time, determine in its sole discretion. Holders of Common Stock are also entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of stockholders. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and of any participating Preferred Stock outstanding at that time after payment of the liquidation preferences, if any, on all outstanding Preferred Stock and payment of creditors' claims. Each outstanding share of Common Stock is fully paid and non-assessable.

         The Company's Certificate of Incorporation,  as amended,  provides that
(i) any amendment to the Bylaws that increases or reduces the authorized number of directors shall require the affirmative approval of at least 66-2/3% of the directors, and (ii) any amendment to the Bylaws by the stockholders that increases or reduces the authorized number of directors or the percentage vote necessary to amend such provision of the Bylaws will require the affirmative approval of holders of 66-2/3% of the outstanding shares of stock of the Company. In addition, any amendment of the Company's Bylaws concerning an increase or reduction of the number of directors, the removal of directors, the elimination of stockholder action by written consent and the limitation of liability of directors may be amended or repealed only by a vote of holders of at least 66-2/3% of the outstanding voting shares of the Company.

         The Company is authorized to issue 4,000,000 shares of Preferred Stock from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by stockholders.

Description of Preference Share Purchase Rights

         On January 30, 1998, the Board of Directors of the Company declared a dividend of one preference share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company. The dividend was payable on March 9, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series D Preference Stock, par value $.001 per share (the "Preference Shares"), of the Company at a price of $40 per one one-hundredth of a Preference Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights


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

Agreement"), dated as of February 24, 1998, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on February 24, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Preference Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preference Share issuable upon exercise of each Right is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common


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

Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preference Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preference Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preference Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preference
Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold after a person or group has become an Acquiring Person, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preference Share (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preference Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons or beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

         The Rights Agreement, dated as of February 24, 1998, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Designations setting forth the terms of the Preference Shares as an exhibit thereto is an exhibit to this registration statement and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.           Exhibits

         1 Certificate of Incorporation of the Company, as amended (incorporated by reference to the Company's Form 10-K for the fiscal year ended April 30, 1998).

         2 Bylaws of the Company (incorporated by reference to the Company's Form 10-K for the fiscal year ended April 30, 1998).

         3 Form of Common Stock Certificate (incorporated by reference to the Company's registration statement on Form S-1 (File No. 333-39985) filed with the Commission on November 12, 1997).

         4 Rights Agreement, dated as of February 24, 1998, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to the Company's Registration Statement on Form 8-A filed with the Commission on February 24, 1998).


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

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: July 12, 2000

                                              DATATEC SYSTEMS, INC.



                                              By: /s/ James M. Caci
                                                  ------------------------------
                                                  James M. Caci
                                                  Chief Financial Officer




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